Filed pursuant to General Instruction II.L of Form F-10
File No. 333-171682

This prospectus supplement (the "Prospectus Supplement"), together with the accompanying short form base shelf prospectus dated January 20, 2011 to which it relates, as amended or supplemented (the "Prospectus"), and each document incorporated by reference into this Prospectus Supplement and into the Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This Prospectus Supplement constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference into this Prospectus Supplement and into the Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Pengrowth Energy Corporation at 2100, 222 – 3rd Avenue S.W., Calgary, Alberta, Canada, T2P 0B4, telephone: 1-800-223-4122 and are also available electronically at www.sedar.com.

Prospectus Supplement to the Short Form Base Shelf Prospectus Dated January 20, 2011

New Issue	November 8, 2011

PENGROWTH ENERGY CORPORATION

$300,086,000
28,310,000 Common Shares

$10.60 per Common Share

We are hereby qualifying for distribution 28,310,000 of our common shares (the "Common Shares") at a price of $10.60 per Common Share (the "Offering"). The offering price for the Common Shares was determined by negotiation between Pengrowth Energy Corporation (the "Corporation") and BMO Nesbitt Burns Inc. on behalf of itself and on behalf of RBC Dominion Securities Inc., Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., Peters & Co. Limited, HSBC Securities (Canada) Inc., Cormark Securities Inc., Macquarie Capital Markets Canada Ltd., Raymond James Ltd., UBS Securities Canada Inc., Canaccord Genuity Corp., FirstEnergy Capital Corp. and Credit Suisse Securities (Canada), Inc. (collectively, the "Underwriters"). See "Plan of Distribution". Further particulars concerning the attributes of the Common Shares are set out under "Description of Common Shares" in the Prospectus, which provides for the issuance from time to time of up to $1,500,000,000 of Common Shares, subscription receipts, warrants, rights and/or options over a 25-month period. We currently pay dividends on the 15th day of each month, or, if the 15th day does not fall on a business day, on the first business day following the 15th day, to holders of Common Shares (the "Shareholders") of record on the last business day of the month preceding the payment. Subscribers for Common Shares will be entitled to receive the monthly dividend expected to be paid on December 15, 2011, provided that they hold, on November 30, 2011, the Common Shares received pursuant to the Offering. See "Distributions and Dividends" in the Prospectus.

	Price to the Public (1)	Underwriters' Fee	Net Proceeds to the Corporation (2)
Per Common Share	$10.60	$0.424	$10.176
Total	$300,086,000	$12,003,440	$288,082,560

Notes:
(1)	All dollar amounts in this Prospectus Supplement are expressed in Canadian dollars, except where otherwise indicated.
(2)	Before deducting expenses of the Offering, estimated to be $1,600,000.

Investing in the Common Shares involves risks. See "Risk Factors" herein and in the Prospectus.

Neither the United States Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of these Common Shares nor passed upon the accuracy or adequacy of this Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offence.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely by the fact that we are formed under the laws of the Province of Alberta, Canada, all of our directors and officers and most of the experts named in this Prospectus are residents of Canada, and a substantial portion of our assets and all or a significant portion of the assets of those persons are located outside of the United States. See "Enforceability of Civil Liabilities".

We are permitted, under the multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements which are different from those of the United States. Prior to January 1, 2011, we prepared our financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and thereafter in accordance with International Financial Reporting Standards ("IFRS"). As a result, they may not be comparable to the financial statements of United States companies.

Each of BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc., HSBC Securities (Canada) Inc. and National Bank Financial Inc. is, directly or indirectly, an affiliate of a bank or other financial institution which is one of our lenders and to which we are presently indebted. Consequently, we may be considered to be a connected issuer of such Underwriters for the purposes of securities regulations in certain provinces. We expect to initially apply the net proceeds of this Offering to repay indebtedness under our Credit Facilities (as defined under the heading "Use of Proceeds") to affiliates of these Underwriters. See "Relationship between the Corporation and the Underwriters" and "Use of Proceeds".

Our outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "PGF" and the New York Stock Exchange ("NYSE") under the symbol "PGH". On November 4, 2011, the last trading day prior to the public announcement of the Offering, the closing price of the Common Shares on the TSX was $10.97 per Common Share and the closing price of the Common Shares on the NYSE was U.S.$10.81 per Common Share. The TSX has conditionally approved the listing of the Common Shares qualified by this Prospectus Supplement. Listing is subject to our fulfilling all of the requirements of the TSX on or before February 3, 2012. In addition, application has been made to list the Common Shares offered by this Prospectus Supplement and the accompanying Prospectus on the NYSE.

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement (as defined under the heading "Plan of Distribution"). The Offering is subject to the approval of certain legal matters relating to Canadian law on our behalf by Burnet, Duckworth & Palmer LLP, Calgary, Alberta and on behalf of the Underwriters by Fraser Milner Casgrain LLP, Calgary, Alberta and to the approval of certain legal matters relating to United States law on our behalf by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York and on behalf of the Underwriters by Orrick, Herrington & Sutcliffe LLP, New York, New York.

The closing of this Offering is anticipated to occur on or about November 16, 2011 or such other date as may be agreed upon by us and the Underwriters (the "Closing Date"), but in any event not later than November 30, 2011. The Underwriters may over-allot or effect transactions which stabilize or maintain the market price for the Common Shares at levels other than those which otherwise might prevail in the open markets. Such transactions, if commenced, may be discontinued at any time. In certain circumstances, the Underwriters may offer the Common Shares at a price lower than the offering price specified in this Prospectus Supplement. Any such reduction in the offering price will not affect the proceeds received by us. See "Plan of Distribution".

If you are a United States holder of Common Shares, you should be aware that the purchase, holding or disposition of the Common Shares may subject you to tax consequences both in the United States and Canada. You should read the tax discussion contained in this Prospectus Supplement and in the documents incorporated by reference into this Prospectus Supplement and the Prospectus and obtain independent tax advice as necessary.

The return on your investment in Common Shares is not comparable to the return on an investment in a fixed-income security. The recovery of your initial investment is at risk, and the anticipated return on your investment is based on many performance assumptions. Although we intend to declare cash dividends on the Common Shares, these cash dividends may be reduced or suspended. Cash dividends are not guaranteed. Our ability to make cash dividends and the actual amount distributed will depend on numerous factors including, among other things: our financial performance, debt obligations, restrictive debt covenants, commodity prices, production levels, working capital requirements, future capital requirements and other factors beyond our control, all of which are susceptible to a number of risks. In addition, the market value of the Common Shares may decline as a result of many factors and that decline may be significant. It is important for you to consider the particular risk factors that may affect the industry in which we operate, and therefore the stability of the dividends you would receive. See "Risk Factors". This section also describes our assessment of those risk factors, as well as potential consequences to you if a risk should occur.

Our principal head office and registered office are each located at 2100, 222 – 3rd Avenue S.W., Calgary, Alberta, Canada, T2P 0B4.

TABLE OF CONTENTS FOR BASE SHELF PROSPECTUS

Page

DEFINITIONS AND OTHER MATTERS	1
DOCUMENTS INCORPORATED BY REFERENCE	3
FORWARD-LOOKING STATEMENTS	5
ADDITIONAL INFORMATION	6
ENFORCEABILITY OF CIVIL LIABILITIES	7
NON GAAP MEASUREMENTS	7
PRESENTATION OF FINANCIAL AND OIL AND GAS RESERVES AND PRODUCTION INFORMATION	7
PENGROWTH ENERGY CORPORATION	8
USE OF PROCEEDS	9
PLAN OF DISTRIBUTION	9
DESCRIPTION OF COMMON SHARES	10
DESCRIPTION OF SUBSCRIPTION RECEIPTS AND OTHER CONVERTIBLE SECURITIES	11
OTHER MATTERS RELATING TO THE SECURITIES	11
PRIOR SALES	13
PRICE RANGE AND TRADING VOLUME OF THE COMMON SHARES	14
DISTRIBUTIONS AND DIVIDENDS	15
RISK FACTORS	16
CERTAIN INCOME TAX CONSIDERATIONS	26
LEGAL MATTERS	26
EXEMPTIONS FROM CERTAIN SECURITIES REQUIREMENTS	26
INTEREST OF EXPERTS	27
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	27
AUDITORS' CONSENTS	28

IMPORTANT NOTICE ABOUT INFORMATION IN THIS
PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Common Shares we are offering and also adds to and updates certain information contained in the Prospectus and the documents incorporated by reference into this Prospectus Supplement and the Prospectus. The second part, the Prospectus, gives more general information.

You should rely only on the information contained in this Prospectus Supplement, in the Prospectus and in the documents incorporated by reference into this Prospectus Supplement and into the Prospectus and, if you reside in the United States, on the other information included in the registration statement of which this Prospectus Supplement and the Prospectus form a part. We have not, and the Underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this Prospectus Supplement and the Prospectus, as well as information we previously filed with the securities regulatory authority in each of the provinces of Canada and with the SEC that is incorporated by reference into this Prospectus Supplement or the Prospectus, is accurate only as of its respective date. Our business, financial condition, results of operations and prospects may have changed since those dates.

We are not, and the Underwriters are not, making an offer to sell these Common Shares in any jurisdiction where the offer or sale is not permitted.

All dollar amounts in this Prospectus Supplement and the Prospectus are expressed in Canadian dollars, except where otherwise indicated. References to "$" or "Cdn.$" are to Canadian dollars and references to "U.S.$" are to United States dollars.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus as of the date hereof and only for the purposes of the distribution of the Common Shares offered hereby.  Other documents are also incorporated, or deemed to be incorporated by reference, into the Prospectus from documents filed with securities commissions or similar authorities in Canada and with the SEC in the United States. Copies of the documents incorporated herein by reference may be obtained on request without charge from our secretary at 2100, 222 – 3rd Avenue S.W., Calgary, Alberta T2P OB4 (telephone: 1-800-223-4122) and are also available electronically at www.sedar.com and in the United States through EDGAR at the SEC's website at www.sec.gov.

The following documents filed with securities commissions or similar authorities in each of the provinces of Canada and with the SEC are incorporated by reference into the Prospectus and this Prospectus Supplement:

(a)           our annual information form dated March 8, 2011 for the year ended December 31, 2010 ("AIF");

(b)
our audited comparative consolidated annual financial statements as at and for the years ended December 31, 2010 and 2009, together with the notes thereto and the report of the auditors thereon, including the auditors' report on internal control over financial reporting (the "2010 Annual Financial Statements");

(c)	management's discussion and analysis for the year ended December 31, 2010, which includes management's annual report on internal control over financial reporting (the "2010 Annual MD&A");

(d)
the disclosure of our oil and gas producing activities prepared in accordance with pre-codification SFAS No. 69 — "Disclosure about Oil and Gas Producing Activities", which was filed on SEDAR under the category "Other" on March 8, 2011;

(e)	our management information circular dated March 8, 2011 for the annual meeting of Shareholders held on May 5, 2011;

(f)
our interim consolidated balance sheets, statement of income, statement of cash flow and statement of shareholders' equity of the Corporation for the three and nine months ended September 30, 2011 and 2010 and the notes thereto (the "2011 Quarterly Financial Statements");

(g)	management's discussion and analysis of the financial condition and results of operations for the three and nine months ended September 30, 2011 and 2010 (the "2011 Quarterly MD&A"); and

(h)	the material change report dated January 10, 2011 in respect of the completion of the Plan of Arrangement (as such term is defined in the Prospectus).

The following documents filed with the SEC, are incorporated by reference into this Prospectus Supplement:

(a)
our interim consolidated balance sheets, statement of income, statement of cash flow and statement of shareholders’ equity for the three months ended March 31, 2011, and the notes thereto, and for the three and six months ended June 30, 2011, and the notes thereto, filed on Form 6-K on September 12, 2011;

(b)
management’s discussion and analysis of the financial condition and results of operations for the three months ended March 31, 2011 and for the three and six months ended June 30, 2011 filed on Form 6-K on September 12, 2011; and

(c)	the consent of independent registered public accounting firm KPMG LLP filed on Form 6-K on November 8, 2011.

The following documents of the Trust, our predecessor, filed with securities commissions or similar authorities in each of the provinces of Canada and the SEC are incorporated by reference into this Prospectus Supplement:

(a)	the management information circular of the Trust dated November 5, 2010 for the annual and special meeting of Unitholders held on December 16, 2010; and

(b)	the management information circular of the Trust dated March 31, 2010 for the annual and special meeting of Unitholders held on May 11, 2010 (excluding Exhibit B-1 and Appendix 1).

Any documents of the type described in Section 11.1 of Form 44-101F1 – Short Form Prospectus promulgated under National Instrument 44-101 – Short Form Prospectus Distributions (including, without limitation, any annual information form, audited consolidated financial statements (together with the auditor's report thereon) and related management's discussion and analysis, information circular, material change reports, business acquisition reports and interim unaudited consolidated financial statements and related management's discussion and analysis) subsequently filed by us with the securities commissions or similar regulatory authorities in the relevant provinces of Canada after the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference herein and the Prospectus. In addition, to the extent that any document or information incorporated by reference into the Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with the SEC after the date of this Prospectus Supplement, that document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which the Prospectus and this Prospectus Supplement forms a part. In addition, if we specifically state it in the applicable document, we may incorporate by reference into the registration statement of which the Prospectus and this Prospectus Supplement forms a part, information from documents that we file with the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended.

Any statement contained in the Prospectus, this Prospectus Supplement or in a document (or part of a document) incorporated or deemed to be incorporated by reference in the Prospectus for the purposes of the Offering shall be deemed to be modified or superseded to the extent that a statement contained in the Prospectus, this Prospectus Supplement or in a document (or part of a document) incorporated or deemed to be incorporated by reference herein or the Prospectus (or in any other subsequently filed document which also is or is deemed to be incorporated by reference) modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to be incorporated by reference into the Prospectus or to constitute a part of the Prospectus or this Prospectus Supplement.

Upon a new annual information form and corresponding annual financial statements and related management's discussion and analysis being filed by us with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus Supplement, the previous annual information form and all annual financial statements, interim financial statements and the related management's discussion and analysis, material change reports, business acquisition reports and information circulars filed prior to the commencement of our financial year in respect of which the new annual information form is filed shall be deemed no longer to be incorporated by reference herein or the Prospectus for purposes of future offers and sales of Common Shares under this Prospectus Supplement and the Prospectus. Upon interim consolidated financial statements and the related management's discussion and analysis being filed by us with the applicable securities regulatory authorities during the currency of this Prospectus Supplement, all interim consolidated financial statements and the related management's discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated herein or the Prospectus for purposes of future offers and sales of Common Shares under this Prospectus Supplement and the Prospectus. Upon a new management information circular and proxy statement relating to an annual meeting of Shareholders being filed by us with the applicable securities regulatory authorities during the currency of this Prospectus Supplement, the management information circular and proxy statement for the preceding annual meeting of Shareholders shall be deemed no longer to be incorporated herein or the Prospectus for purposes of future offers and sales of Common Shares under this Prospectus Supplement and the Prospectus.

FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the Prospectus, and certain documents incorporated by reference herein or in the Prospectus, contains forward-looking statements within the meaning of securities laws, including the ''safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate'', "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this Prospectus Supplement, the Prospectus, and certain documents incorporated by reference herein or the Prospectus, include, but are not limited to: benefits and synergies resulting from the Plan of Arrangement; the payment of dividends by us and the expected dividend rate and frequency and timing thereof; business strategy and strengths, goals, focus and the effects thereof; acquisition criteria; capital expenditures; reserves; reserve life indices; estimated production; remaining producing reserves lives; operating expenses; royalty rates; net present values of future net revenue from reserves; commodity prices and costs; exchange rates; the impact of contracts for commodities; development plans and programs; tax horizon; future income taxes; taxability of dividends; the impact of proposed changes to Canadian tax legislation or U.S. tax legislation; abandonment and reclamation costs; government royalty rates; expiring acreage; the use of the net proceeds from the Offering; completion of the Offering and on the timing contemplated; and our 2011 and 2012 capital programs and the specific allocation of funds thereunder. Statements relating to reserves are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future. See also "Forward-Looking Statements" in the AIF and "Advisory Regarding Forward-Looking Statements" in the 2010 Annual MD&A and the 2011 Quarterly MD&A, which are incorporated by reference into this Prospectus Supplement and which are available on the SEDAR website at www.sedar.com and through EDGAR at the SEC's website at www.sec.gov for further information with respect to forward-looking statements.

Forward-looking statements and information are based on our current beliefs as well as assumptions made by, and information currently available to, us concerning, anticipated financial performance, business prospects, strategies, regulatory developments, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates, the proceeds of anticipated divestitures, the amount of future cash dividends paid by us, the cost of expanding our property holdings, our ability to obtain equipment in a timely manner to carry out development activities, our ability to market our oil and gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms, our ability to add production and reserves through our acquisition, development and exploration activities and the need to obtain required approvals from regulatory authorities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; our ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; changes in tax and royalty laws; our ability to access external sources of debt and equity capital; closing of the Offering could be delayed or not completed if we are not able to obtain the necessary stock exchange approvals or any other approvals required for completion or, unless waived, some other condition to the closing is not satisfied. Further information regarding these factors may be found under the heading "Risk Factors" in this Prospectus Supplement and the Prospectus, under the heading "Risk Factors" in the AIF, under the heading "Business Risks" in the 2010 Annual MD&A and the 2011 Quarterly MD&A, and in our most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases.

Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this Prospectus Supplement, the Prospectus, and certain documents incorporated by reference herein and the Prospectus, are made as of the date of this document and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained herein and in the Prospectus, including the documents incorporated by reference herein and in the Prospectus, are expressly qualified by this cautionary statement.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-10 relating to the Common Shares, of which this Prospectus Supplement and the Prospectus form a part. This Prospectus Supplement and the Prospectus do not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information about us and the Common Shares, please refer to the registration statement.

We are subject to the information requirements of the Exchange Act and applicable Canadian securities legislation, and in accordance with those requirements, we file and furnish reports and other information with the SEC and with the securities regulatory authorities of the provinces of Canada. Under the multi-jurisdictional disclosure system adopted by the United States and Canada, we generally may prepare these reports and other information in accordance with the disclosure requirements of Canada. These requirements are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers and directors, and our Shareholders holding 10% or more of our Common Shares, are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The reports and other information filed and furnished by us with the SEC may be read and copied at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the same documents can also be obtained from the public reference room of the SEC in Washington by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website (www.sec.gov) that makes available reports and other information that we file electronically with it, including the registration statement that we have filed with respect to this Offering.

Copies of reports, statements and other information that we file with the Canadian provincial securities regulatory authorities are electronically available through the SEDAR website at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation formed under, and governed by, the laws of the Province of Alberta. All of our directors and officers, and most of the experts named in this Prospectus Supplement and in the Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets and our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors and officers and experts under the United States federal securities laws. We have been advised by our Canadian counsel, Burnet, Duckworth & Palmer LLP, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed Puglisi & Associates as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of Common Shares under this Prospectus Supplement.

NON-GAAP MEASUREMENTS

The documents incorporated by reference in this Prospectus Supplement and the Prospectus refer to certain financial measures that are not determined in accordance with Canadian GAAP, IFRS or United States generally accepted accounting principles ("U.S. GAAP"), including the non-GAAP/non-IFRS financial measures "operating netbacks" and "adjusted net income". These measures do not have standardized meanings and may not be comparable to similar measures presented by other corporations, but we believe these measures are useful in providing relative performance and measuring change.

Distributions and dividends may be compared to cash flow from operating activities in order to determine the amount, if any, of distributions or dividends financed through debt or short term borrowing. The current level of capital expenditures funded through retained cash, as compared to debt or equity, can also be determined when it is compared to the difference in cash flow from operating activities and distributions or dividends paid. We may also reference other non-GAAP/non-IFRS financial metrics such as "'total debt", "earnings before interest, taxes, depletion, depreciation, amortization, accretion, and other non-cash items or EBITDA", and "total capitalization"

when discussing capital management objectives and debt covenants. For more information, see "Non-GAAP/Non-IFRS Financial Measures" in the 2010 Annual MD&A and 2011 Quarterly MD&A, which is incorporated by reference into this Prospectus Supplement and the Prospectus and which is available on the SEDAR website at www.sedar.com and through EDGAR at the SEC's website at www.sec.gov.

PRESENTATION OF FINANCIAL AND OIL AND GAS RESERVES AND PRODUCTION INFORMATION

Our financial statements are subject to Canadian generally accepted auditing standards and the Canadian and U.S. securities regulatory auditor independence standards. Effective January 1, 2011, we adopted IFRS as issued by the International Accounting Standards Board ("IASB"), which differ from U.S. GAAP. Our  annual financial statements and interim financial statements (other than the 2011 Quarterly Financial Statements) incorporated by reference herein and the Prospectus are prepared in accordance with Canadian GAAP as such existed prior to the adoption of IFRS. Our 2011 Quarterly Financial Statements incorporated by reference herein and the Prospectus are prepared in accordance with IFRS. Therefore, our consolidated financial statements incorporated by reference in the Prospectus Supplement and the Prospectus may not be comparable to the extent they are prepared in accordance with different accounting principles, and may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to Note 24 to our 2010 Annual Financial Statements for a discussion of the principal differences between our financial results determined under Canadian GAAP and under U.S. GAAP. As the SEC has adopted rules to accept from foreign private issuers, such as us, financial statements prepared in accordance with IFRS as issued by the IASB without reconciliation to U.S. GAAP, we will not be providing a description of the principal differences between U.S. GAAP and IFRS. Unless otherwise indicated, all financial information included and incorporated by reference herein and the Prospectus is determined using Canadian GAAP or IFRS.

The securities regulatory authorities in Canada have adopted National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities ("NI 51-101"), which imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities.

NI 51-101 permits oil and gas issuers, in their filings with Canadian securities regulators, to disclose not only proved, probable and possible reserves but also resources, and to disclose reserves and production on a gross basis before deducting royalties. Probable reserves, possible reserves and resources are of a higher risk and are less likely to be accurately estimated or recovered than proved reserves. We are permitted to disclose reserves and resources in accordance with Canadian securities law requirements and the disclosure in the documents incorporated by reference in this Prospectus Supplement or in the Prospectus may include reserves designated as probable reserves, possible reserves and resources.

The SEC definitions of proved, probable and possible are different than NI 51-101; therefore, proved, probable and possible reserves disclosed in the documents incorporated by reference into this Prospectus Supplement and the Prospectus may not be comparable to United States standards. The SEC currently requires U.S. oil and gas companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and interests of others but permits the optional disclosure of probable and possible reserves. In addition, SEC guidelines would prohibit disclosure of resources.

Moreover, as permitted by NI 51-101, we have determined and disclosed the net present value of future net revenue from our reserves using only forecast prices and costs. The SEC does not permit the disclosure of the net present value of future net revenue from reserves based on forecast prices and costs and requires that disclosure be based on historical 12-month average prices.

Additional information prepared in accordance with pre-codification United States Statement of Financial Accounting Standards No. 69 "Disclosures About Oil and Gas Producing Activities" relating to our oil and gas reserves producing activities is incorporated by reference herein and the Prospectus.

Unless otherwise stated, all of the reserves information contained in the documents incorporated by reference in this Prospectus Supplement and the Prospectus, have been calculated and reported in accordance with NI 51-101.

EXCHANGE RATES

The financial statements incorporated by reference herein and the Prospectus are in Canadian dollars, unless otherwise indicated. The following table sets forth, for each period indicated, the high and low exchange rates, the average of such exchange rates during such period, and the exchange rate at the end of such period, based on the daily noon rate of exchange as reported by the Bank of Canada. These rates are set forth as United States dollars per Cdn.$1.00. On November 7, 2011, the noon exchange rate was Cdn.$1.00 equals U.S.$ 1.0172.

	(U.S.$)	Year Ended December 31 (U.S.$)
	2011 (Year to Date)	2010	2009
High	1.0583	1.0054	0.9716
Low	0.9430	0.9278	0.7692
Average	1.0179	0.9713	0.8797
Close of Period	0.9831	1.0054	0.9555

RISK FACTORS

An investment in the Common Shares is subject to a number of risks. In addition to the other information contained herein, in the Prospectus and in the documents incorporated by reference herein and the Prospectus, you should carefully consider the risk factors set forth under the heading "Risk Factors", which begin on page 16 of the Prospectus and under the heading "Risk Factors" in the AIF.

RECENT DEVELOPMENTS

On June 27, 2011 we announced the appointment of Mr. Marlon McDougall as Chief Operating Officer, effective August 8, 2011.

On November 3, 2011 we announced an increase in our 2011 capital program by $60 million to $610 million to take advantage of additional opportunities that have emerged within the Swan Hills trend, to participate in incremental crown land sales, to complete small tuck-in acquisitions and to initiate our Virginia Hills drilling program.

USE OF PROCEEDS

The estimated net proceeds from the Offering will be approximately $286,482,560 after deducting the fees payable to the Underwriters and expenses of the Offering, estimated to be $1,600,000. See "Plan of Distribution". The net proceeds from the Offering will be used to partially fund our 2011 and 2012 capital programs and will initially be applied to reduce indebtedness under our existing $1 billion extendible revolving term credit facility and our $50 million demand operating line of credit (collectively, the "Credit Facilities").

The use of the net proceeds of the Offering is consistent with our business objective to have financial flexibility to pursue future acquisition opportunities and to expand our capital program upon our existing properties. Other than the successful completion of the Offering, there is no particular significant event or milestone that must occur for this business objective to be accomplished.

Although we intend to use the net proceeds from the Offering to partially fund our 2011 and 2012 capital programs, there may be circumstances that are not known to us at this time where reallocation of the net proceeds from this Offering may be advisable for business reasons that management believes are in our best interests.

CONSOLIDATED CAPITALIZATION

Other than as described in the Prospectus or elsewhere in this Prospectus Supplement, there have been no material changes in our consolidated Common Share or debt capitalization since September 30, 2011. Following completion of the Offering, the Corporation will have 359,002,150 Common Shares outstanding and our indebtedness under our Credit Facilities of approximately $240 million as at September 30, 2011 will initially be entirely repaid. See "Use of Proceeds".

PLAN OF DISTRIBUTION

Subject to the terms and conditions of an agreement dated November 7, 2011 (the "Underwriting Agreement") among us and each of the Underwriters, we have agreed to sell and the Underwriters have severally agreed to purchase on the Closing Date, 28,310,000 Common Shares qualified by this Prospectus Supplement and the Prospectus at a price of $10.60 per Common Share. The obligations of the Underwriters, under the Underwriting Agreement, are several and not joint and several and may be terminated on the occurrence of certain stated events. Under the Underwriting Agreement, we shall not be obliged to sell to the Underwriters, nor shall the Underwriters be obliged to purchase, less than all of the Common Shares that the Underwriters have agreed to purchase. The Underwriters are, however, obligated to take up and pay for all such Common Shares if any of the Common Shares are purchased under the Underwriting Agreement.

We have agreed to indemnify the Underwriters and their agents, directors, officers, shareholders and employees against certain liabilities, including liabilities under the U.S. securities laws and Canadian securities laws or to contribute to payments the Underwriters may be required to make because of any of these liabilities.

The offering price of the Common Shares was determined by negotiation between us and BMO Nesbitt Burns Inc. on behalf of itself and on behalf of the other Underwriters. We have agreed to pay a fee to the Underwriters in the amount of $0.424 per Common Share purchased under this Offering. The Underwriters' fee will be $12,003,440 and the net proceeds to us will be $288,082,560 (before deducting the expenses of this Offering estimated to be approximately $1,600,000).

The public offering price for the Common Shares offered in Canada and in the United States is payable in Canadian dollars only. The Underwriters propose to offer the Common Shares initially at the public offering price specified on the cover page of this Prospectus Supplement. After the Underwriters have made a reasonable effort to sell all of the Common Shares offered by this Prospectus Supplement at the price specified herein, the offering price may be decreased and may be further changed from time to time to an amount not greater than that specified on the cover page of this Prospectus Supplement. In the event the offering price of the Common Shares is reduced, the compensation received by the Underwriters will be decreased by the amount by which the aggregate price paid by the purchasers for the Common Shares is less than the gross proceeds paid by the Underwriters to us for the Common Shares. Any such reduction will not affect the proceeds received by us.

Pursuant to rules and policy statements of certain Canadian provincial securities commissions, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares for their own account or for accounts over which they exercise control or direction. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include bids or purchases permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by Market Regulation Services Inc. relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution.

The rules of the SEC may limit the ability of the Underwriters to bid for or purchase Common Shares before the distribution of the Common Shares if the Offering is completed. However, the Underwriters may engage in the following activities in accordance with these rules:

—	Stabilizing transactions that permit bids to purchase the Common Shares so long as the stabilizing bids do not exceed a specified maximum.

—
Over-allotment transactions that involve sales by the Underwriters of Common Shares in excess of the number of Common Shares the Underwriters are obligated to purchase, which creates a syndicate short position. The Underwriters may close out any short position by purchasing Common Shares in the open market.

—
Penalty bids that permit the representatives to reclaim a selling concession from a syndicate member when the Common Shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of preventing or mitigating a decline in the market price of the Common Shares, and may cause the price of the Common Shares to be higher than would otherwise exist in the open market absent such stabilizing activities. As a result, the price of the Common Shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE, the TSX or otherwise and, if commenced, may be discontinued at any time.

We have agreed not to directly or indirectly issue any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares (other than for purposes of issuing Common Shares pursuant to compensation arrangements, our Dividend Reinvestment and Optional Cash Payment Plan (the "DRIP") and as consideration in connection with an arm's length acquisition, merger, consolidation or amalgamation with any company or companies or other entity) or enter into any agreement or arrangement under which we acquire or transfer to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether that agreement or arrangement may be settled by the delivery of Common Shares or other securities or cash, or agree to become bound to do so, or disclose to the public any intention to do so, prior to 90 days after the Closing Date without the prior consent of BMO Nesbitt Burns Inc., on behalf of the Underwriters, which consent will not be unreasonably withheld.

The TSX has conditionally approved the listing of the Common Shares qualified by this Prospectus Supplement. Listing is subject to us fulfilling all of the requirements of the TSX on or before February 3, 2012. In addition, application has been made to list the Common Shares offered by this Prospectus Supplement and the accompanying Prospectus on the NYSE.

This Offering is being made concurrently in all of the provinces of Canada and in the United States pursuant to the multi-jurisdictional disclosure system implemented by the securities regulatory authorities in Canada and the United States. The Common Shares will be offered in the United States and/or Canada through the Underwriters either directly or, if applicable, through their respective U.S. or Canadian registered broker-dealer affiliates.

Certain Underwriters and their affiliates have performed, and may in the future perform, various underwriting, financial advisory, investment banking, commercial lending and other services in the ordinary course of business with us and our affiliates, for which they receive or will receive customary compensation. See "Relationship between the Corporation and the Underwriters".

RELATIONSHIP BETWEEN THE CORPORATION AND THE UNDERWRITERS

Each of BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc., HSBC Securities (Canada) Inc. and National Bank Financial Inc. is, directly or indirectly, an affiliate of a bank or other financial institution which is one of our lenders and to which we are presently indebted (the "Lenders"). Consequently, we may be considered to be a connected issuer of such Underwriters for the purposes of securities regulations in certain provinces.

As at September 30, 2011, an aggregate of approximately $240 million was outstanding under our Credit Facilities. The Lenders are expected to initially receive the net proceeds of this Offering in the form of repayment of indebtedness under our Credit Facilities. We have complied with the terms of the agreements governing the Credit Facilities and none of the lenders thereunder have waived any breach by us of such agreements since their execution. Our financial position has not substantially changed since the indebtedness under the Credit Facilities was incurred.

The decision to offer the Common Shares and the determination of the terms of the Offering were made through negotiations between us and BMO Nesbitt Burns Inc., on behalf of the Underwriters. The Lenders did not have any involvement in such decision or determination; however, the Lenders have been advised of the Offering and the terms thereof.

PRIOR SALES

A summary setting forth the prior sales of Common Shares and securities convertible into Common Shares between January 1, 2010 to January 15, 2011 is set forth in the Prospectus under the heading "Prior Sales".

The following is a description of prior sales of Common Shares and securities convertible into Common Shares which have occurred since January 1, 2011:

(a)	3,892,354 Common Shares were issued pursuant to the DRIP for aggregate consideration of approximately $42.4 million;

(b)	477,072 Common Shares were issued pursuant to incentive rights granted under the former trust unit rights incentive plan of the Trust for aggregate consideration of approximately $3.1 million;

(c)	43,792 Common Shares were issued pursuant to outstanding deferred entitlement units for aggregate consideration of approximately $188,000;

(d)	325,232 Common Shares were issued pursuant to outstanding restricted share units for aggregate consideration of approximately $3.5 million;

(e)	47,468 deferred share units which are exercisable into an equal number of Common Shares were issued pursuant our long term incentive plan;

(f)	620,712 performance share units which are exercisable into an equal number of Common Shares were issued pursuant to our long term incentive plan; and

(g)	864,882 restricted share units which are exercisable into an equal number of Common Shares were issued pursuant to our long term incentive plan.

PRICE RANGE AND TRADING VOLUME OF THE COMMON SHARES

Our Common Shares are listed on the TSX and the NYSE under the trading symbols "PGF" and "PGH", respectively.

Prior to January 3, 2011 the Trust Units (as such term is defined in the Prospectus) were listed on the NYSE under the symbol and "PGH" and prior to January 10, 2011 the Trust Units were listed on the TSX under the symbol "PGF.UN". Our outstanding Common Shares have been listed and posted for trading on the NYSE under the symbol "PGH" since January 3, 2011 and on the TSX under the symbol "PGF" since January 10, 2011. Tables setting forth the price range and trading volumes for the Trust Units in 2010 and 2011 and for the Common Shares for the period up to January 19, 2011 as reported by the TSX and the NYSE are set forth in the Prospectus under the heading "Price Range and Trading Volume of the Common Shares". The following tables set forth the price range and trading volumes for the Common Shares on the TSX and NYSE for the period commencing on January 19, 2011 and ending on the last trading date prior to the date of this Prospectus Supplement:

	TSX
	($)	($)
Period	High	Low	Volume
January (19 to 31)	13.40	12.45	19,568,143
February	12.79	12.00	16,919,005
March	13.80	11.98	19,256,750
April	13.96	12.77	13,117,658
May	13.37	12.23	12,644,657
June	12.81	11.56	13,588,895
July	12.84	11.95	10,912,849
August	12.47	9.63	15,570,618
September	11.36	9.33	12,595,787
October	10.91	8.48	15,778,533
November (1 to 7)	11.05	10.07	6,873,042
	NYSE
	(U.S.$)	(U.S.$)
Period	High	Low	Volume
January (19 to 31)	13.51	12.48	2,526,053
February	12.91	12.14	3,560,340
March	14.14	12.09	6,990,198
April	14.60	13.23	5,538,705
May	14.10	12.53	5,944,231
June	13.21	11.81	6,763,644
July	13.60	12.32	5,628,359
August	13.19	9.80	8,956,356
September	11.64	8.94	7,513,538
October	11.00	7.49	7,787,856
November (1 to 7)	10.87	9.99	1,529,307

On November 7, 2011, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares was $10.55 on the TSX and U.S.$10.41 on the NYSE (as reported by such stock exchanges).

DIVIDENDS TO SHAREHOLDERS

Tables setting forth the distributions declared by the Trust on the outstanding Trust Units for the years ended December 31, 2009, 2008 and 2007 are set forth in the Prospectus under the heading "Dividends and Distributions".

We have adopted a monthly dividend policy with an initial dividend rate of $0.07 per Common Share, which will be paid on or about the 15th day or the next business day of each month following the end of each month to Shareholders of record at the end of such month.

Since we commenced operations on January 1, 2011, the following Common Share dividends have been declared by us.

Record Date	Payment Date	Amount per Common Share
January 31, 2011	February 15, 2011	$0.07
February 28, 2011	March 15, 2011	$0.07
March 31, 2011	April 15, 2011	$0.07
April 29, 2011	May 16, 2011	$0.07
May 31, 2011	June 15, 2011	$0.07
June 30, 2011	July 15, 2011	$0.07
July 29, 2011	August 15, 2011	$0.07
August 31, 2011	September 15, 2011	$0.07
September 30, 2011	October 17, 2011	$0.07
October 31, 2011	November 15, 2011	$0.07

Notwithstanding the foregoing, actual future cash dividends, if any, will be subject to the discretion of our board of directors, and may vary depending on a variety of factors and conditions existing from time to time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating costs, royalty burdens, foreign exchange rates and the satisfaction of the liquidity and solvency tests imposed by the ABCA for the declaration and payment of dividends. In addition, certain covenants in the agreements with our lenders and with respect to the Notes may limit the amount of dividends paid to Shareholders.

CERTAIN INCOME TAX CONSIDERATIONS

Prospective investors should be aware that the purchase of Common Shares has tax consequences, which are not described in this Prospectus Supplement or the Prospectus. Accordingly, prospective investors are advised to consult their own tax advisors with respect to the tax aspects of investing in, holding and disposing of the Common Shares.

Certain Canadian Federal Income Tax Considerations

In the opinion of Burnet, Duckworth and Palmer LLP, counsel to the Corporation, and Fraser Milner Casgrain LLP, counsel to the Underwriters, the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to a holder who acquires the Common Shares pursuant to this Prospectus Supplement and who, for the purposes of the Income Tax Act (Canada) (the "Tax Act") and at all relevant times, holds the Common Shares as capital property and, deals at arm's length and is not affiliated with the Corporation or any Underwriter (a "Holder"). Generally, the Common Shares will be considered to be capital property to a Holder provided that the Holder does not hold the Common Shares in the course of carrying on a business of trading or dealing in securities and has not acquired the Common Shares in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder (a) that is a "financial institution", as defined in the Tax Act for the purposes of the mark-to-market rules, (b) an interest in which would be a "tax shelter investment" as defined in the Tax Act, (c) that is a "specified financial institution" as defined in the Tax Act, or (d) whose functional currency for purposes of the Tax Act is the currency of a country other than Canada. Any such Holder should consult its own advisor with respect to the Common Shares.

This summary is based on the provisions of the Tax Act in force on the date hereof, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof ("Tax Proposals") and counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency ("CRA"). This summary assumes that the Tax Proposals will be enacted in the form proposed, however, no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder and no representations with respect to the income tax consequences to any particular

Holder or a prospective Holder is made. Prospective Holders should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring, holding and disposing of Common Shares, having regard to their particular circumstances. The discussion below is qualified accordingly.

Residents of Canada

The following summary is generally applicable to a Holder who, at all relevant times, for the purposes of the Tax Act, is or is deemed to be, resident in Canada (a "Resident Holder"). Certain Resident Holders who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be able to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to treat the Common Shares and every "Canadian security" owned by such Holders as capital property. Resident Holders considering making this election should consult their own tax advisors.

Dividends on Common Shares

A Resident Holder will be required to include in computing its income for a taxation year, any taxable dividends received or deemed to be received on such Resident Holder's Common Shares. In the case of a Resident Holder who is an individual (other than certain trusts), such taxable dividends will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations under the Tax Act. Taxable dividends received from a taxable Canadian corporation which are designated by such corporation as "eligible dividends" will be subject to an enhanced gross-up and dividend tax credit regime in accordance with the rules in the Tax Act.

A Resident Holder that is a corporation will be required to include any dividends received or deemed to be received on Common Shares in computing its income for purposes of the Tax Act and generally will be entitled to deduct the amount of such dividends in computing its taxable income for that taxation year, with the result that no tax will be payable by it in respect of such dividends. The Tax Act imposes a 33⅓% refundable tax on dividends received (or deemed to be received) in a taxation year by a corporation that is a "private corporation" or "subject corporation" (as defined in the Tax Act) for purposes of Part IV of the Tax Act to the extent that such dividends are deductible in computing the corporation's taxable income for the year. This tax will generally be refunded to the Corporation at a rate of $1.00 for every $3.00 of taxable dividends paid while it is a private corporation.

Taxable dividends received by a Resident Holder who is an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

Disposition of Common Shares

A disposition or a deemed disposition of a Common Share by a Resident Holder (except to the Corporation or in a tax-deferred transaction) will generally result in the Resident Holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Common Share are greater (or less) than the Resident Holder's adjusted cost base thereof net of any reasonable costs of disposition. Such capital gain (or capital loss) will be subject to the tax treatment described below under " – Taxation of Capital Gains and Capital Losses".

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Resident Holder in a taxation year must be included in the Resident Holder's income for the year, and one-half of any capital loss (an "allowable capital loss") realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of dividends received or deemed to be received by it on such Common Share (or on a share for which the Common Share has been substituted) to the extent and under the circumstances described by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly, through a partnership or a trust. A Resident Holder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable for a refundable tax of 6 ⅔% on its aggregate investment income, which is defined in the Tax Act to include taxable capital gains.

Capital gains realized by an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

Taxation of Holders Not Resident in Canada

The following summary is generally applicable to a Holder who, at all relevant times for purposes of the Tax Act and any applicable income tax treaty, is neither a resident of Canada nor deemed to be resident in Canada and who does not use or hold and is not deemed to use or hold Common Shares in, or in the course of carrying on a business in Canada (a "Non-Resident Holder"). Special rules, which are not discussed in this summary, may apply to a non-resident insurer or an authorized foreign bank (as defined in the Tax Act), and this summary is not applicable to such holders.

Disposition of Common Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non- Resident Holder on a disposition of a Common Share unless the Common Share constitutes "taxable Canadian property" (as defined in the Tax Act) to the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention. As long as the Common Shares are at the time of disposition listed on a designated stock exchange (which currently includes the TSX) the Common Shares will not constitute taxable Canadian property to a Non-Resident Holder at such time unless at any time during the sixty-month period that ends at that time: (a) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length, or the Non-Resident Holder together with all such persons, owned 25% or more of any class or series of shares of the capital stock of the Corporation or an interest in, or an option in respect of such shares; and (b) more than 50% of the fair market value of the Common Shares derived, directly or indirectly from one or any combination of (i) real or immovable property situated in Canada, (ii) "Canadian resource properties" (as defined in the Tax Act), (iii) "timber resource properties" (as defined in the Tax Act), and (iv) options or interest in respect of property described in (i), (ii) and (iii).

In the event that the Common Shares constitute or are deemed to constitute taxable Canadian property to any Non-Resident Holder, the tax consequences of realizing a capital gain on the disposition of such shares as described above under the heading "– Residents of Canada –Disposition of Common Shares" generally will apply, subject to the Non-Resident Holder being entitled to relief under the provisions of an applicable income tax treaty or convention. Non-Resident Holders whose Common Shares may be taxable Canadian property should consult with their own tax advisors for advice having regard to their particular circumstances.

Dividends on Common Shares

Dividends paid or credited on the Common Shares, or deemed under the Tax Act to be paid or credited on the Common Shares, to a Non-Resident Holder will generally be subject to Canadian withholding tax at the rate of 25% on the gross amount of such dividends unless the rate is reduced under the provisions of an income tax treaty or convention between Canada and the country of residence of the Non-Resident Holder. For example, under the Canada-United States Tax Convention (1980) (the "Treaty"), the withholding tax rate in respect of a dividend paid to a person who is the beneficial owner of the dividend and who is resident in the United States for the purposes of, and is entitled to full benefits under, the Treaty, is generally reduced to 15%.

Certain United States Federal Income Tax Considerations

The following is a discussion of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Common Shares that are applicable to you if you are a U.S. Holder, as defined below, that acquires Common Shares pursuant to this Offering.  This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules.  In particular, the information set forth below deals only with U.S. Holders that will hold our Common Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment) and that do not own, and are not treated as owning, at any time, 10 percent or more of the total combined voting power of all classes of our shares entitled to vote.  In addition, this discussion does not address the tax treatment of special classes of U.S. Holders, such as, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies, persons holding our Common Shares as part of a hedging, integrated or conversion transaction, constructive sale or "straddle" persons who acquired our Common Shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services, U.S. expatriates, persons subject to the alternative minimum tax, dealers or traders in securities or currencies or holders whose functional currency is not the U.S. dollar.

This summary does not address estate and gift tax consequences or tax consequences under any state, local or non-U.S. laws other than as provided above in the section entitled "Certain Canadian Federal Income Tax Considerations".

For purposes of this section, you are a "U.S. Holder" if you are a beneficial owner of our Common Shares that is: (1) an individual who is a citizen or a resident alien of the United States as determined for U.S. federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust, or (B) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership or other pass-through entity is a beneficial owner of our Common Shares, the tax treatment of a partner (or other owner) will generally depend upon the status of the partner (or other owner) and the activities of the entity.  If you are a partner (or other owner) of a pass-through entity that acquires our Common Shares, you should consult your tax advisor regarding the tax consequences of acquiring, owning and disposing of our Common Shares.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), U.S. judicial decisions, administrative pronouncements and existing and proposed Treasury regulations, all as in effect as of the date hereof.  All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below.  We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the "IRS") with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and described herein.

This discussion assumes that we are not, and will not become, a passive foreign investment company, or PFIC, as discussed under "– Passive Foreign Investment Company Considerations" below.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made.  Prospective purchasers are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign, tax laws of the acquisition, ownership and disposition of Common Shares.

Distributions

Subject to the PFIC rules discussed below, the gross amount of any distribution paid by us will generally be subject to U.S. federal income tax as foreign source dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.  Such amount will be includable in gross income by you as ordinary income on the date that you actually or constructively receive the distribution in accordance with your regular method of accounting for U.S. federal income tax purposes.  The amount of any distribution made by us in property other than cash will be the fair market value of such property on the date of the distribution.  Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations.

Subject to applicable exceptions with respect to short-term and hedged positions, certain dividends received by non-corporate U.S. Holders before January 1, 2013 from a "qualified foreign corporation" will be eligible for reduced rates of taxation.  A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on ordinary shares that are readily tradeable on an established securities market in the United States.  U.S. Treasury guidance indicates that our Common Shares will be considered to be readily tradeable on an established securities market in the United States; however, there can be no assurance that our Common Shares will be considered readily tradeable on an established securities market in future years.  A qualified foreign corporation also includes a non-U.S. corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision.  The U.S. Treasury Department has determined that the income tax treaty between Canada and the United States (the "Treaty") meets these requirements.  If, as we anticipate, we are eligible for the benefits of the Treaty, dividends paid on our Common Shares would be eligible for reduced rates of taxation without regard to the trading status of our Common Shares.  Dividends received by U.S. investors from a foreign corporation that was a PFIC in either the taxable year of the distribution or the preceding taxable year will not constitute dividends qualifying for the reduced rate of taxation.  As discussed below in "– Passive Foreign Investment Company Considerations," we believe that we are not a PFIC.

To the extent that a distribution exceeds the amount of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in your adjusted basis in our Common Shares held by you (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you upon a subsequent disposition of the Common Shares), with any amount that exceeds your adjusted basis being taxed as a capital gain recognized on a sale or exchange of the Common Shares (as discussed below).  However, we do not maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, and you should therefore assume that any distribution by us with respect to our Common Shares will constitute ordinary dividend income.

If you are eligible for benefits under the Treaty, you may be able to claim a reduced rate of Canadian withholding tax.  You should consult your own tax advisor about your eligibility for reduction of Canadian withholding tax.  You may claim a deduction or a foreign tax credit for U.S. federal income tax purposes, subject to other applicable limitations, only for tax withheld at the appropriate rate.  You will not be allowed a foreign tax credit for any portion of the withholding tax that could have been avoided by claiming benefits under the Treaty.  The rules governing the foreign tax credit are complex and involve the application of rules that depend upon your particular circumstances.  Accordingly, you are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

The gross amount of any distribution paid in any non-U.S. currency will be included by you in income in a dollar amount calculated by reference to the exchange rate in effect on the date the distribution is paid regardless of whether the payment is in fact converted into U.S. dollars.  If such non-U.S. currency is converted into U.S. dollars on the date of the payment, you should not be required to recognize any foreign currency gain or loss with respect to the receipt of non-U.S. currency as distributions.  If, instead, such non-U.S. currency is converted at a later date, any currency gain or loss resulting from the conversion of the non-U.S. currency will be treated as U.S. source ordinary income or loss.

Sale, Exchange or Other Taxable Disposition of Common Shares

Subject to the possible application of the PFIC rules discussed below, you generally will recognize gain or loss upon the sale, exchange or other taxable disposition of our Common Shares in an amount equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) your adjusted tax basis in the Common Shares.  Generally such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, you have held the Common Shares for more than one year.  If you are an individual taxpayer, long-term capital gains are subject to taxation at favorable rates.  The deductibility of capital losses is subject to limitations under the Code.

Gain or loss, if any, that you realize upon a sale, exchange or other taxable disposition of our Common Shares will be treated as having a U.S. source for U.S. foreign tax credit limitation purposes.  Consequently, you may not be able to use any foreign tax credits arising from any Canadian tax imposed on the sale, exchange or other taxable disposition of our Common Shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources or unless an applicable treaty provides otherwise.

If you receive any foreign currency on the sale of our Common Shares, you may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale and the date the sale proceeds are converted into U.S. dollars.

Passive Foreign Investment Company Considerations

Special U.S. federal income tax rules apply to U.S. persons owning stock of a PFIC.  A non-U.S. corporation will be considered a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to the applicable "look through" rules, either (i) 75 percent or more of its gross income is passive income, or (ii) 50 percent or more of the average value of its assets are considered "passive assets" (generally, assets that generate passive income).

We believe that we currently are not a PFIC for U.S. federal income tax purposes, and we do not expect to become a PFIC in the future.  Determining PFIC classification is fundamentally factual in nature, however, and such determination generally cannot be made until the close of the taxable year in question.  Consequently, there is no assurance that we have never been and will not become a PFIC for any taxable year during which you hold our Common Shares.

If we were classified as a PFIC for any year during which you hold our Common Shares (regardless of whether we continue to be a PFIC), you would be subject to special adverse rules, including taxation at maximum ordinary income rates plus an interest charge on both gains on sale of our Common Shares and certain dividends paid by us, unless you make an election to be taxed under an alternative regime.  We will provide you with information concerning the potential availability of such elections if we determine that we are or will become a PFIC. In addition, you would be subject to special reporting rules applicable to an investment in a PFIC.

Additional Tax on Passive Income

For taxable years beginning after December 31, 2012, certain U.S. Holders who are individuals, estates and trusts will be required to pay a 3.8 percent tax on "net investment income" including, among other things, dividends and net gain from the sale or other disposition of property (other than property held in a trade or business).  You are urged to consult your tax advisor regarding the effect, if any, of this tax on your ownership and disposition of our Common Shares.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends paid to you in respect of our Common Shares and the proceeds received by you from the sale, exchange or other taxable disposition of our Common Shares within the

United States unless you are an exempt recipient.  A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax.  Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability, provided that the required information is furnished to the IRS.

In addition, U.S. Holders should be aware that the Hiring Incentives to Restore Employment (HIRE) Act of 2010, enacted March 18, 2010, imposes reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds U.S. $50,000.  However, pursuant to recent IRS guidance, these reporting requirements have been temporarily suspended pending release of IRS Form 8938.  You are urged to consult your tax advisor regarding the application of this legislation to your particular situation.

LEGAL MATTERS

Certain legal matters relating to Canadian law in connection with the Common Shares offered hereby will be passed upon on our behalf by Burnet, Duckworth & Palmer LLP, Calgary, Alberta and on behalf of the Underwriters by Fraser Milner Casgrain LLP, Calgary, Alberta. Certain legal matters relating to United States law in connection with the Common Shares offered hereby will be passed upon on our behalf by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York and on behalf of the Underwriters by Orrick, Herrington & Sutcliffe LLP, New York, New York.

INTEREST OF EXPERTS

As of the date hereof, the partners and associates of each of Burnet, Duckworth & Palmer LLP and Fraser Milner Casgrain LLP each beneficially own, directly or indirectly, less than 1% of our outstanding Common Shares.

KPMG LLP are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants, Alberta.

Information relating to our reserves in the AIF was calculated based on an evaluation of, and reports on, our crude oil and natural gas reserves conducted and prepared by GLJ Petroleum Consultants Ltd. ("GLJ"), independent qualified reserves evaluators. As of the date hereof, the directors and officers of GLJ, as a group, beneficially own, directly or indirectly, less than 1% of our outstanding Common Shares.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Our auditors are KPMG LLP, Chartered Accountants in Calgary, Alberta. The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal offices in the cities of Montreal, Toronto, Calgary and Vancouver in Canada and Computershare Trust Company, Inc. at its principal offices in the cities of New York, New York and Denver, Colorado in the United States.

AUDITORS' CONSENT

Consent of KPMG LLP

The Board of Directors of Pengrowth Energy Corporation

We have read the prospectus supplement dated November 8, 2011 to the short form base shelf prospectus dated January 20, 2011 (collectively, the "Prospectus") relating to the sale and issue of common shares of Pengrowth Energy Corporation (the "Corporation"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the shareholders and board of directors of the Corporation on the consolidated financial statements of the Corporation, which comprise the consolidated balance sheets as at December 31, 2010 and 2009, the consolidated statements of income and deficit and cash flows for each of the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information. Our report is dated March 8, 2011.

We also consent to the incorporation by reference in the Prospectus of our report to the unitholders of Pengrowth Energy Trust on the consolidated financial statements of Pengrowth Energy Trust, which comprise the consolidated balance sheets as at December 31, 2009 and 2008, the consolidated statements of income and deficit and cash flows for each of the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information. Our report is dated March 8, 2010.

signed "KPMG LLP"

Chartered Accountants
Calgary, Canada
November 8, 2011